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Exhibit 99(a)(5)(C)

Investor Group Launches $62.00 Per Share Cash Tender Offer For All Outstanding Shares of Laureate Education With Support of Major Shareholders

Approximately 14% of Outstanding Shares Have Already Stated Support, Reflecting Substantial Progress Toward Successful Tender

Offer Can Be Amended So That Requirement for Successful Tender is Approximately 43% of Outstanding Shares

        New York, June 8, 2007—L Curve Sub Inc. and M Curve Sub Inc., corporations formed for the purpose of acquiring Laureate Education, Inc. (NASDAQ: LAUR), the world's leading international provider of higher education, today announced that they have commenced a tender offer to acquire all of the outstanding shares of Laureate's common stock for $62.00 per share in cash. L Curve and M Curve are controlled by an investor group led by Douglas L. Becker, Laureate's Chairman and Chief Executive Officer, and including Kohlberg Kravis Roberts & Co. (KKR); Citi Private Equity; S.A.C. Capital Management, LLC; SPG Partners; Bregal Investments; Caisse de dépôt et placement du Québec; Sterling Capital; Makena Capital; Torreal S.A.; Brenthurst Funds; and others. The aggregate value of the proposed transaction is $3.82 billion. The Special Committee of independent members of Laureate's Board of Directors unanimously recommended the offer to Laureate's Board, which approved the transaction.

        The investor group said that shareholders representing approximately 14% of the outstanding shares of Laureate have already committed or publicly stated their intention to tender their shares. The supportive shareholders include William Blair & Company, L.L.C., which controls 6% of Laureate's outstanding shares and for several years was Laureate's largest shareholder; Laureate Director R. William Pollock and the other disinterested members of Laureate's Board (collectively the holders of approximately 6% of the outstanding shares); and an entity affiliated with Don E. Ackerman (who is able to commit shares representing approximately 2% of the outstanding shares), a large individual shareholder.

        The tender offer is conditioned upon, among other things, a simple majority of the outstanding shares of Laureate on a fully diluted basis being validly tendered and not validly withdrawn prior to the expiration of the tender offer. However, the merger agreement permits the investor group to revise the condition regarding minimum acceptance of the tender offer to decrease the minimum acceptance threshold to a number that, when combined with shares owned or subject to options held by Mr. Becker and R. Christopher Hoehn-Saric, a director of Laureate, and others, would represent a majority of Laureate's outstanding common shares. Accordingly, the investor group estimates that it could amend the tender offer to require as few as approximately 43% of the outstanding shares be validly tendered and not validly withdrawn. If the tender offer is successful, the investor group will, subject to the terms of the merger agreement, complete a second-step merger in which all remaining shares of Laureate's common stock will be converted into the right to receive the same price paid per share in the tender offer.

        The tender offer will expire at midnight New York time on July 6, 2007, unless extended in accordance with the terms of the revised merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The offer to purchase and related documents in connection with the tender offer contain other important terms and conditions with respect to the tender offer and should be carefully reviewed by stockholders.

About Laureate Education, Inc.

        Laureate Education, Inc. (NASDAQ: LAUR) is focused on providing a superior university experience to over 262,000 students through the leading global network of accredited campus-based and online universities. Addressing the rapidly growing global demand for higher education, Laureate offers a broad range of career-oriented undergraduate and graduate programs through campus-based universities located in Latin America, Europe, and Asia. Through online universities, Laureate offers the growing population of non-traditional, working-adult students the convenience and flexibility of distance learning to pursue undergraduate, master's and doctorate degree programs in major career fields including engineering, education, business, and healthcare. For more information, please visit our website, www.laureate-inc.com.

        IMPORTANT NOTICE: L Curve Sub Inc. and M Curve Sub Inc. (together "Purchasers"), each a direct subsidiary of Wengen Alberta, Limited Partnership, have commenced a tender offer for all outstanding shares of common stock of Laureate Education, Inc. at $62.00 net per share, without interest and less any amounts required to be deducted and withheld under any applicable law. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, July 6, 2007. Purchasers may extend the offer. If the offer is extended, Purchasers will inform the depositary for the offer and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Forward-Looking Statements

        Certain factors could affect the outcome of the matters described in this press release. These factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the revised merger agreement; (2) the outcome of any legal proceedings that may be instituted following announcement of the revised merger agreement; (3) the inability to complete the offer or complete the merger due to the failure to satisfy other conditions required to complete the offer and the merger; (4) the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the offer and the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the offer and the merger; (6) the ability to recognize the benefits of the merger; (7) the amount of the costs, fees, expenses and charges related to the offer and the merger and the actual terms of certain financings that will be obtained for the offer and the merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the offer and the merger. Many of the factors that will determine the outcome of the subject matter of this press release cannot be controlled or predicted

Investor Group Contacts:
Ruth Pachman / Molly Morse
Kekst and Company
(212) 521-4891 / (212) 521-4826
ruth-pachman@kekst.com/molly-morse@kekst.com

Special Committee Contact:
Chuck Dohrenwend
The Abernathy MacGregor Group
(212) 371-5999

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Investor Group Launches $62.00 Per Share Cash Tender Offer For All Outstanding Shares of Laureate Education With Support of Major Shareholders Approximately 14% of Outstanding Shares Have Already Stated Support, Reflecting Substantial Progress Toward Successful Tender Offer Can Be Amended So That Requirement for Successful Tender is Approximately 43% of Outstanding Shares